SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
 1934

July 14, 2015

Commission File Number 001-14978

 SMITH & NEPHEW plc
(Registrant's name)

 15 Adam Street
London, England WC2N 6LA
(Address of registrant's principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X                Form 40-F
    ---                               ---
[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

Yes                        No X
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[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

Yes                      No X
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[Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the
Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of
1934.]

Yes                  No X
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If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

SMITH & NEPHEW PLC

14 July 2015

Smith & Nephew plc (the "Company") announces that it received notification on 13 July 2015, that the following persons discharging managerial responsibilities ("PDMR"), as participants in the Company's Employee Stock Purchase Plan (the "Plan"), purchased American Depository Shares ("ADS") as follows:

Name of PDMR	John Campo	Glenn Warner
No. of shares acquired:	184 ADS'	184 ADS'
Percentage of issued class acquired:	Less than 0.01%	Less than 0.01%
Date of transaction:	30 June 2015	30 June 2015
Price per ADS:	US$28.86	US$28.86
Total holding following notification:	63,281 Ordinary Shares (including 10,135 ADS')	547 ADS'
Total percentage holding following notification:	Less than 0.01%	Less than 0.01%

1. This transaction took place in New York, USA.

2. This announcement is made in accordance with the requirements of DTR 3.1.4 (a) R.

3. One ADS is the equivalent of two Ordinary Shares of US$0.20 each.

Vickie Grady
Deputy Company Secretary
Smith & Nephew plc
Tel: 020 7401 7646

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Smith & Nephew Plc
(Registrant)

Date: July 14, 2015

By: /s/ Susan Swabey
-----------------
Susan Swabey
Company Secretary